Exhibit 99.1
Bending Spoons completes the acquisition of Miro

Milan, Italy—October 26, 2026 | Bending Spoons S.p.A. (NASDAQ: BSP) has completed the previously announced acquisition of Miro, the visual collaboration platform used by more than 250,000 organizations to brainstorm, plan, and build together.

“Miro has built a strong business around a product that makes complex collaborative work feel simple,” said Luca Ferrari, Bending Spoons CEO and co-founder. “Miro’s versatility has made it useful across a broad range of industries and workflows, while creating a robust foundation for further expansion. We believe there’s significant potential to build on these strengths. We look forward to drawing on Bending Spoons’ technologies and expertise to make Miro even more useful to customers and support its continued growth.”

“Teams depend on Miro for innovating, alignment, coordination, and decisioning, and that need is only growing,“ said Andrey Khusid, CEO and co-founder of Miro. “In Bending Spoons, Miro has an owner who invests for the long term and cares deeply about product quality, which is exactly what our users and customers deserve. Thank you to our customers, to every Mironeer, and to the partners and investors who have supported us along the journey so far.”

Details of the Transaction

Under the terms of the agreement, Bending Spoons acquired 100% of the issued and outstanding shares of Miro in an all-cash transaction. At closing, certain former Miro shareholders invested approximately $295 million of their proceeds in approximately 6.2 million newly issued ordinary shares of Bending Spoons. The shares were issued in a private placement exempt from registration under the U.S. Securities Act of 1933, as amended.

The financial outlook provided by Bending Spoons on August 13, 2026, was based solely on the portfolio of businesses owned as of August 12, 2026, and excluded any contribution from Miro. Bending Spoons expects to incorporate Miro into its outlook when it next reports financial results.

Legal Counsel and Financial Advisors

Latham & Watkins LLP served as legal counsel to Bending Spoons. Ernst & Young LLP and EY Advisory S.p.A. provided financial and tax due diligence services while McDermott Will & Schulte Studio Legale Associato acted as Italian tax counsel to Bending Spoons. BNP Paribas and J.P. Morgan acted as co-financial advisors to Bending Spoons.

Goodwin Procter LLP served as legal counsel and Morgan Stanley & Co. LLC acted as exclusive financial advisor to Miro.

About Bending Spoons

Bending Spoons is built on the conviction that operational excellence enables efficient growth through acquisitions. It acquires digital businesses, implements deep transformations and ongoing optimizations to sustainably expand earnings, and reinvests in additional acquisitions, thereby continuing the compounding cycle. The company has executed this strategy for more than a decade and, to date, has never sold a material business.

Bending Spoons strives to envision the most successful version of an acquired business, and works to close the gap between its current state and that vision as quickly and completely as possible. The transformation is typically deep and entails reorganizing teams, overhauling technology, redesigning user interfaces, accelerating product development, and enhancing marketing and monetization. AI is often both a central component of the vision and a key tool in implementing the transformation.

Bending Spoons’ performance is driven by its Platform—comprising its people, proprietary technologies, and proprietary data—and reflects an intense focus on achieving exceptional talent density, cultural strength, and technical capabilities.

Bending Spoons’ main businesses include Airtable, AOL, Brightcove, Eventbrite, Evernote, Miro, Tractive, Vimeo, and WeTransfer.

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About Miro

Miro is the collaborative workspace where agents and teams converge to think, decide, and build together. As AI accelerates work, the challenge for organizations isn’t doing more; it’s turning individual output into scaled impact. Serving more than 100 million users across 250,000 customers, Miro’s shared, secure canvas surfaces the context that empowers teams to solve harder problems, make better decisions, and move work forward faster. To learn more, visit miro.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about the acquisition and its expected benefits. These forward-looking statements are made as of the date they were first issued and are based on current expectations, estimates, forecasts, and projections as well as the beliefs and assumptions of management. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Bending Spoons’ control.

Bending Spoons’ actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change in external forces, risks that the acquisition disrupts current plans and operations, potential difficulties in employee retention as a result of the acquisition, the distraction of management resulting from the acquisition, and other risk factors discussed from time to time by Bending Spoons in reports filed with, or furnished to, the Securities and Exchange Commission. Bending Spoons undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required by law.

For more information, visit our website https://bendingspoons.com and our Investors page https://investors.bendingspoons.com.

Bending Spoons logos and photos: https://we.tl/t-l4EP2NyDKd.

Media Contacts

Bending Spoons: press@bendingspoons.com

Miro: press@miro.com

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